UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29271 / May 18, 2010

_____

In the Matter of	:
	:
Claymore Exchange-Traded Fund Trust 3	:
Claymore Securities, Inc.	:
Claymore Advisors, LLC	:
2455 Corporate West Drive	:
Lisle, IL 60532	:
	:
(812-13534)	:
	:

_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Claymore Exchange-Traded Fund Trust 3, Claymore Securities, Inc. and Claymore Advisors,
LLC filed an application on May 20, 2008, and amendments to the application on September 24,
2008, June 9, 2009, December 17, 2009 and April 23, 2010, requesting an order under section
6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32),
5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) for an
exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the
Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) series of certain actively managed open-end management investment
companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units");
(b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain
series to pay redemption proceeds, under certain circumstances, more than seven days from the
tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities
into, and receive securities from, the series in connection with the purchase and redemption of
Creation Units; and (e) certain registered management investment companies and unit
investment trusts outside of the same group of investment companies as the series to acquire
Shares.

On April 23, 2010, a notice of the filing of the application was issued (Investment Company Act
Release No. 29256). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemptions is appropriate in and consistent

with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Claymore Exchange-Traded Fund Trust 3, et al. (File No. 812-13534),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary